

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

David Lazar
Chief Executive Officer
XXStream Entertainment, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, New York 10036

> **Re: XXStream Entertainment, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 13, 2020**
> **File No. 000-56195**

Dear Mr. Lazar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Natan